UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Grocery Outlet Holding Corp.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
39874R101
(CUSIP Number)
December 31, 2021
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
specificity
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39874R101

1.	Name of Reporting Person S. MacGregor Read, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 2,310,687
	6.	Shared Voting Power 2,307,975
	7.	Sole Dispositive Power 2,310,687
	8.	Shared Dispositive Power 2,307,975
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,618,662
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.8%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	The calculation of the foregoing percentage is based on 96,144,433 shares of common stock of the Issuer, par value $0.001 (the “Common Stock”) outstanding as of December 31, 2021. See Item 4.

STATEMENT ON SCHEDULE 13G
This is Amendment Number 2 to the Statement on Schedule 13G filed on February 14, 2020, as amended by Amendment Number 1 thereto filed on February 16, 2021.

Item 1.
(a) Name of Issuer:
Grocery Outlet Holding Corp.
(b) Address of Issuer’s Principal Executive Offices:
5650 Hollis Street
Emeryville, CA 94608

Item 2.
(a) Name of Person Filing:
S. MacGregor Read, Jr. (the “Reporting Person”)
(b) Address of Principal Business Office, or, if None, Residence:
The principal business office for S. MacGregor Read, Jr is:
c/o Katz, Baskies & Wolf PLLC
3020 North Military Trail
Suite 100
Boca Raton, FL 33431
(c) Citizenship:
United States of America
(d) Title of Class of Securities:
Common stock, par value $0.001 per share.
(e) CUSIP Number:
39874R101

Item 3.
Not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned:
As of December 31, 2021, the Reporting Person beneficially owned 4,618,662 shares of Common Stock, consisting of 2,712 shares directly held by the Reporting Person, 2,307,975 shares directly held by The Nordlingen Trust dated 1/23/2012, as amended and restated, 9/17/2014, of which the Reporting Person is a Trustee, and 2,307,975 shares directly held by The Redmond Trust dated 10/19/2003, as amended and restated, 9/17/2014, of which the Reporting Person is a Trustee.

(b) Percent of class:
As of December 31, 2021, the Reporting Person beneficially owned 4.8% of the Common Stock outstanding. The calculation of the foregoing percentage is based on 96,144,433 shares of Common Stock outstanding as of December 31, 2021.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote

See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated February 10, 2022

By:	/s/ S. MacGregor Read, Jr.
Name:	S. MacGregor Read, Jr.